Exhibit (a)(5)(iii)
Investor Presentation Preferred Share Offer to Exchange June 2009

Contents Overview Offer Details Rationale Impact on Capitalization Next Steps

Overview Q1.2009 Key Facts Q1.2009 Key Facts Branches 41 Assets $10.1BN Loans $5.5BN Deposits $4.1BN Leverage Ratio 7.18% Net Interest Margin 155bps Mortgage Consumer / Other Construction Commercial Land Loan Mix 3688585 112609 462174 923596 113057 Doral serves over 400,000 customers through 41 branch locations across Puerto Rico Loans Receivable Portfolio Mix (3/31/2009)

doral
Offer

Offer to exchange up to 45% of each series of preferred stock with a maximum of $200 MM accepted

Title of Security	Liquidation Amount per Share	Aggregate Liquidation Amount Outstanding	Acceptance Priority		Exchange Offer Consideration Per Share			
			Level	Cap	Common Shares*	Cash Premium	Total Consideration *	Total Consideration as a % of Liquidation Amount
4.75% Perpetual Cumulative Convertible Preferred Stock	$250.00	$345,000,000	1	$155,250,000	8.762	$12.50	$50.00	20.0%
7.00% Noncumulative Monthly Income Preferred Stock, Series A	$50.00	$74,750,000	2	$33,637,500	2.161	$2.00	$11.25	22.5%
8.35% Noncumulative Monthly Income Preferred Stock Series B	$25.00	$50,000,000	2	$22,500,000	1.081	$1.00	$5.63	22.5%
7.25% Noncumulative Monthly Income Preferred Stock, Series C	$25.00	$103,500,000	2	$46,575,000	1.081	$1.00	$5.63	22.5%

** The number of shares of common stock offered per share of preferred stock is calculated by using a fraction, the numerator of which is the exchange offer consideration per share of preferred stock for a particular series less the cash premium offered per such share of preferred stock and the denominator of which is $4.28 per offered share of common stock, the average of closing prices per share of common stock for the 20-day period immediately preceding the date of the commencement of the offer to exchange. Total consideration is the amount of the cash premium plus the value of the common shares offered based on a price per share of $4.28.*

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Rationale Increase our Tangible Common Shareholders Equity $190 MM increase in common shareholders equity to $450 MM from $259 MM. Tangible common shareholders equity per share increases to $7.35 from $4.82. Improve liquidity through reduction of future dividend liability associated with our preferred stock. Offered at a premium to most recent preferred stock trades, including a cash component Will improve our ability to operate in the current economic environment and enhance our long-term financial stability Assuming the maximum exchange amount is validly tendered and accepted for exchange, we expect to...

Capitalization Assuming the preferred stock exchange meets the maximum exchange amount, and acceptance priority caps, the transaction improves our Book Value and Tangible Book Value on an aggregate and per common share basis. As of March 31, 2009 Historical Historical As Adjusted (in thousands, except per share amounts) Short-term borrowings: Securities sold under agreements to repurchase $ 1,947,024 $ 1,947,024 Advances from Federal Home Loan Bank 1,600,400 1,600,400 Other short-term borrowings 731,000 731,000 Total short-term borrowings $ 4,278,424 $ 4,278,424 Long-term borrowings: Loans payable $ 360,931 $ 360,931 Notes payable 275,626 275,626 Total long-term borrowings $ 636,557 $ 636,557 Stockholders' Equity: Preferred stock, $1 par value; 40,000,000 shares authorized; 9,015,000 shares issued and outstanding as of March 31, 2009, and 6,897,105 shares issued and outstanding as adjusted for this offer to exchange, at aggregate liquidation preference value: Perpetual noncumulative nonconvertible preferred stock (Series A,B and C) $ 228,250 $ 183,500 Perpetual cumulative convertible preferred stock 345,000 189,750 Common stock, $0.01 par value; 97,500,000 shares authorized; 53,810,110 shares issued and oustanding as of March 31, 2009; 61,185,402 shares issued and oustanding as adjusted for this offer to exchange 538 612 Additional paid-in capital 849,223 1,035,130 Legal surplus 23,596 23,596 Accumulated deficit (472,783) (468,316) Accumulated other comprehensive loss, net of income tax benefit of $21,784 in 2009 (135,925) (135,925) Total stockholders' equity $ 837,899 $ 828,347 Book value per common share $ 4.92 $ 7.44 Tangible book value per common share $ 4.82 $ 7.35

Next Steps Exchange Offer Expires June 8, 2009 at 5:00 pm (New York City time) MacKenzie Partners is the Information Agent and Exchange Agent 212 / 929-5500 -or- 800/322-2885 tenderoffer@mackenziepartners.com Important Additional Information about the Preferred Stock Exchange Offer This presentation is provided for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to sell Doral common or preferred stock. The offers to exchange Doral's preferred stock are only being made pursuant to the tender offer statement (including the offer to exchange, the letter of transmittal and other offer documents), filed with the SEC on May 7, 2009, as amended or supplemented from time to time. Holders of the Company's preferred stock must make their own decision whether to tender shares of preferred stock in the related exchange offer, and, if so, the liquidation amount of preferred stock to tender. Neither Doral, the information agent, the exchange agent nor any other person is making any recommendation as to whether or not holders of the Company's preferred stock should tender their shares of preferred stock for exchange in the exchange offers. The exchange offer for each series of our preferred stock is scheduled to expire at 5:00 p.m., New York City time, on June 8, 2009, unless extended. Investors and security holders are urged to read the tender offer statement (including the offer to exchange, the letter of transmittal and other offer documents) and any amendments or supplements thereto and any other documents relating to the exchange offers that are filed with the SEC carefully and in their entirety because they contain important information. Investors and security holders can obtain free copies of any such documents filed with the SEC by Doral at www.doralfinancial.com and through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Doral's information agent, MacKenzie Partners, at 800-322-2885 or 212-929-5500.